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[Letterhead of Walter J. Mostek, Jr.]

August 29, 2005

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, NW
Washington, DC 20549

  RE:
  WorldGate Communications, Inc.
  Registration Statement on Form SB-2
  Filed May 24,20M File No. 333-125205

    Form 10-KSB for the fiscal year ended December 31, 2004
    Filed March 31, 2005
    File No. 0-25755

Dear Mr. Spirgel:

        WorldGate Communications, Inc. ("WorldGate" or the "Company") has filed herewith a pre-effective amendment ("Amendment No. 1") with respect to the above-described Registration Statement (the "Registration Statement"). This letter is in response to the comments you made in your letter dated June 21, 2005, relating to the Registration Statement, and the above-described Form 10-KSB. Listed below are your specific comments together with the Company's responses.

        Enclosed for your reference are three copies of Amendment No. 1, marked to show the changes indicated in this letter. The Company has on the date hereof filed Amendment No. 1 via EDGAR to include the changes indicated below.

Form SB-2

General

1.
Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline"

        Company Response: The Company does not intend to use artwork other than the Company's logo, which has been filed.

Prospectus Summary, page 3

2.
Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Consider eliminating here, or significantly reducing, the extensive discussion on pages one and two about the technology that is involved in your products and the detailed history of your capital-raising efforts and business awards, which discussion is more appropriate for your business section. As part of your revisions, ensure that you provide a balanced discussion by discussing the following in the summary:

•
that your auditors have raised a concern as to your ability to continue as a going concern;

•
the amount of your net income or losses for the last two fiscal years and periods in 2005;

•
your recent change in business focus and that you do not expect significant revenues in 2005 and possibly beyond;

•
your new significant reliance on the marketing and distribution relationship you have with Motorola; and

•
a brief overview of the key aspects of the offering, including the number of shares being offered for resale, by whom, and the percentage of your outstanding common stock the offered shares represent.

        Company Response: The Company has revised its disclosure on pages 1-2 in light of the Staff's comment.

3.
We note your reference to the Ojo Pvp being awarded a "2005 CBS Best of Innovations Award." Tell us in your response letter the criteria for being considered for this award. Tell us the number of companies considered for the award and whether any financial payment was required for consideration for the award.

        Company Response: The International CES, Innovations Design and Engineering Awards annually recognizes the newest consumer electronics products that exhibit excellence in design and engineering. Anyone who manufactures, designs, engineers or promotes consumer electronics products marketed in the United States, or is an agent of the organization or individual, was eligible to submit entries. Products eligible for the award were any new products that are or will be in the marketplace and available to U.S. consumers no earlier than January 1, 2005 and no later than June 30, 2006. Selected products were are also required to be available for display at Innovations Plus, located at the Sands Expo and Convention Center at International CES, held January 5-8, 2006 in Las Vegas, Nevada. Applicants for the award were required to pay an entry fee ranging in amount from $225—$950, depending on whether the applicant was a member of certain organizations, and the date the application was submitted. Additional fees were required if applicants submitted applications in certain formats. The Company understands there were in excess of 1,000 entries that competed for the award in 2005.

Risk Factors, page 4

General

4.
Include a risk factor that discusses the significance of the auditors' going concern qualification in its report and why the circumstances pose a risk to your investors.

        Company Response: The Company has added a risk factor on page 4 in light of the Staff's comment.

5.
We note your disclosure in your March 31, 2005 Form 10-Q and 2004 Form 10-K concerning your disclosure controls and procedures and internal control over financial reporting. Tell us in your response letter what consideration you have given to including a risk factor that discusses the significance of your certifying officers' determination that you have a material weakness and why it poses a risk to your investors.

        Company Response: As the Staff has noted, the Company's chief executive officer and chief financial officer previously concluded that a "significant deficiency", that is considered to be a "material weakness," (as defined under the standards established by the American Institute of Certified Public Accountants) existed with respect to the Company's reporting of complex transactions. To address this material weakness, the Company has engaged outside experts to provide counsel and guidance in areas where the Company cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions). In considering whether to include a risk factor that discusses the material weakness, the Company concluded that the infrequency of complex transactions, coupled with the Company's engagement of outside experts to address the material weakness, made a risk factor unnecessary. Furthermore, on the Company's periodic report on Form 10-Q for the quarter ended June 30, 2005, the material weakness determination was eliminated as a result of the Company's remediation.

Our ITV Business has accounted for most of our revenues to date...,page 4

6.
To assist investors in realizing the magnitude of the risk, please indicate here when you "discontinued the ITV Business and transitioned to become a developer, manufacturer and seller of video phone products." Also indicate what you mean by "near term"; do you mean the next twelve months?

        Company Response: The Company has revised its disclosure on page 4 in light of the Staff's comment.

We will rely on third parties to provide certain components...,page 5

7.
Please state that your "formal relationship" with Mototech involves a contract and indicate the relevant material aspects, including the contract's term.

        Company Response: The Company has revised its disclosure on page 5 in light of the Staff's comment.

We will rely on third. parties to provide certain marketing..., page 5

8.
Please state the relevant material aspects of the Motorola agreement, particularly the ability of Motorola to unilaterally terminate the agreement and which party controls the volume of products being marketed or distributed. Also address the concerns to investors associated with your having an exclusive distributor for your products.

        Company Response: The Company has revised its disclosure on page 5 in light of the Staff's comment.

We may not be able to achieve competitive pricing in the marketplace, page 6

9.
Delete the mitigating language "Although we anticipate cost reductions and volume manufacturing will reduce the price of our products."

        Company Response: The Company has revised its disclosure on page 6 in light of the Staff's comment.

We may not have sufficient working capital...,page 8

10.
This risk factor appears to discuss multiple risks, ranging from your ability to fund operations to potential dilution your security holders would face if you were to obtain additional financing. Revise by making each material risk its own risk factor.

        Company Response: The Company has revised its disclosure on page 8 in light of the Staff's comment.

Selling Security Holder, page 11

11.
Please tell us in your response letter on what basis Mr. Chou disclaims beneficial ownership of the 1,310,158 shares of Worldgate common stock held by Mototech; we note that Mr. Chou is Mototech's chief executive officer and as such appears to have voting and investment power over the shares held by Mototech. Absent a formal agreement preventing Mr. Chou from directly or indirectly exercising voting or investment power over the shares owned by Mototech all should be included in his beneficial ownership (his disclaimer of beneficial ownership could be reflected in a footnote to the table).

        Company Response: Mr. Chou is the CEO of Mototech Inc., which also has holdings of WorldGate common stock. The Company has been advised that, as CEO, Mr. Chou is involved in investment decisions as well as voting decisions with respect to the WorldGate common stock. The Company understands that these decisions are made at the board level of Mototech of which Mr. Chou is a member and that Mr. Chou is not solely responsible for making these decisions. The Company has revised the selling security holder table to reflect Mr. Chou's disclaimer of beneficial ownership in a footnote to the table.

12.
In the table, include the percentage of Worldgate common stock Mr. Chou will beneficially own following the offering. See Item 507 of Regulation S-B.

        Company Response: The Company has revised the selling security holder table in light of the Staff's comment.

13.
Tell us in your response letter whether Mr. Chou is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

        Company Response: Mr. Chou has advised the Company that he is not a broker-dealer or an affiliate of a broker-dealer.

Management's Discussion and Analysis, page 13

14.
Revise your management's discussion and analysis so that your presentation of your financial figures is consistent throughout. We note your representation that all dollar amounts are expressed in thousands, except for per share amounts; however, you disclose on page seventeen that the company redeemed its equity interest in TVGateway for $600,000 (which would be $600 million) in cash.

        Company Response: The Company has revised its management's discussion and analysis in light of the Staff's comment.

Results of Operations. page 13

General

15.
We note that you list eight of your significant accounting policies as critical accounting policies; however, it is not clear why the estimates involved in each are inherently uncertain. For example, provide further detail as to why you consider the estimates made in connection with your accounting for discontinued operations subject to a high degree of uncertainty.

        Company Response: The Company has revised its disclosure on page 13 in light of the Staff's comment.

16.
Discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your financial condition, such as revenues, income or expenses from continuing operations and liquidity. Explain whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year. See Item 303(b) of Regulation S-B and consider our guidance in Securities Act Release No. 33-8350 available on our web site.

        Company Response: The Company has revised its disclosure on page 13 in light of the Staff's comment.

Three Months Ended March 31, 2005 and March 31, 2004, page 15

17.
Please disclose and discuss the reasons for the changes in fair value of the warrants and conversion options resulting in a $5.2 million gain for the three months ended March 31, 2005.

        Company Response: The Company has revised its disclosure on page 15 in light of the Staff's comment.

Liquidity and Capital Resources. page 17

General

18.
Please discuss what steps you plan to take to reach profitability and to cure the problems underlying the going concern qualification in the auditors' report.

        Company Response: The Company has revised its disclosure on page 17 in light of the Staff's comment.

19.
Please reconcile your disclosure here with that in the notes to your financial statements which notes suggest TVGateway redeemed the interest you had held in TVGateway for $600,000 in accordance with the redemption agreement.

        Company Response: The Company has revised its disclosure on page 17 in light of the Staff's comment.

20.
Also include in your discussion of the Mototech agreement in management's discussion and analysis your description of Mototech's consideration for the 625,000 shares of your common stock that you issued in December 2003. We note your description on page F-8.

        Company Response: The Company has revised its disclosure on page 17 in light of the Staff's comment.

Quantitative and Qualitative Disclosures about Market Risk, page 18

21.
As disclosures under this heading are intended to clarify your exposures to market risk associated with activities in derivative financial instruments, which include your detachable warrants and conversion options, please add to your qualitative information about market risk detailed information on:

  •
  How your detachable warrants and conversion options are primary market risk exposures;

  •
  How exposures regarding your detachable warrants and conversion options are managed. Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures; and

  •
  Changes in either in your detachable warrants and conversion option exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

  See Rule 408 of the Securities Act.

        Company Response: In June 2004, WorldGate completed a private placement of redeemable preferred stock. The Series A Convertible Preferred Stock has attached warrants and conversion options. Specifically, the holders of the Preferred Stock may convert their shares into our common stock at a conversion price of $2.35 per share. In addition the Company may force conversion of the Preferred Stock into common stock if the Company achieves certain price targets for its common stock and satisfaction of certain other conditions, such as the existence of an effective registration statement. In either event the conversion price is subject to adjustment in the event the Company enters into another transaction which is dilutive to the subject transaction. As part of this transaction, the Company has also issued five-year warrants to purchase 1.6 million shares of the Company's common stock, one-half of the warrants at an exercise price of $2.69 per share and the remaining half at an exercise price of $3.14 per share. The preferred stock has a dividend rate of 5% per annum, payable quarterly, either by cash or through the issuance of common stock at the Company's option. The Preferred Stock has a staged maturity over three years with one-third of the preferred stock to be redeemed after 18 months, one-third after 24 months and one-third after 36 months, and may be redeemed at maturity in cash or, subject to certain conditions, through the issuance of an indeterminable number of shares of common stock, at the Company's option (with stock payments being made at the then current market price). At August 16, 2005, of the 7,550 preferred shares issued under this private placement, all but 1,000 shares have been redeemed.

        EITF Issue D-98, paragraph 4, states that Rule 5.02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be recorded as a liability outside of permanent equity. Such events as a potential failure in the Company's ability to maintain an effective registration statement are not solely within the Company's control and accordingly certain elements of the securities issued pursuant to the private placement have been recorded as liabilities. The value ascribed to the redeemable preferred stock upon initial issuance, i.e. at June 23, 2004, was the amount received in the transaction minus the value ascribed to the conversion option and warrants.     This initial value of the redeemable preferred stock is accreted up to the redemption value (the amount received in the transaction) over the future relevant periods using the interest method.

        The conversion options and warrants are considered embedded derivative instruments under SFAS No. 133, paragraph 11a. In accordance with EITF Issue 00-19, paragraph 8, and EITF Issue No. 00-27, Issue Summary Number 1, paragraph 5, these conversion options and warrants do not meet the paragraph 11(a) exclusion of SFAS No. 133 and are therefore classified as liabilities. In accordance with EITF Issue D-98, the company identifies and measures these derivatives under the fair value method at the end of each quarter, and their value is marked to market at the end of each reporting period with the gain or loss recognition recorded against earnings in accordance with paragraph 16 of SFAS No. 133. We continue to revalue these instruments each quarter to reflect their current value in light of the current market price of our common stock. The warrants and conversion options are valued using the Black-Scholes valuation model. Actual period close common stock prices, applicable volatility rates, and the period close risk-free interest rate for the instrument's expected remaining life (continuously compounded), are the key assumptions used in the valuation calculation. The WorldGate share price changed from $4.99 per share at the end of December 31, 2004 to $3.90 as of March 31, 2005, making the embedded warrants and preferred stock conversion elements less valuable, and therefore less costly, relative to their strike price. The result was the $5.2 million non cash gain for the quarter. Similarly the WorldGate share price changed from $3.90 per share as of March 31, 2005 to $3.24 per share at June 30, 2005 further making the embedded warrants and preferred stock conversion elements less valuable, and therefore less costly, relative to their strike price. The result was the $2.5 million non cash gain for the quarter ended June 30, 2005.

        It is important to note that this periodic marked to market addition to or deduction from earnings has no cash effect over the life of the instruments, with the cumulative non-cash mark-to-market adjustments of gains and losses offsetting and netting to $0. These instruments are conventional elements of financing transactions and were not intended to be, nor are they, hedging instruments. The preferred stock and warrants are convertible or exercisable at fixed prices and therefore there is no market risk associated with these instruments.

Business, page 20

Overview, page 20

22.   Please explain what you mean by "true to life communication."

        Company Response: The Company has revised its disclosure on page 20 in light of the Staff's comment.

Business Strategy, page 23

23.
Describe more of the material terms of your Mototech agreement, including the expiration date, any exclusivity provisions, any manufacturing volume commitments.

        Company Response: The Company has revised its disclosure on page 23 in light of the Staff's comment.

24.
Please explain the significance to investors of your statements that Mototech is an affiliate of the Accton Technology Group.

        Company Response: The Company has revised its disclosure on page 23 in light of the Staff's comment.

25.
Summarize all of the material terms of your Motorola agreement, particularly the process by which the number of phones you deliver to Motorola is determined. Also indicate any warrants that you issued to Motorola that are related to the agreement. Tell us in your response letter whether this warrant is the April 2004 warrant that you describe on page F-16. We may have further comments.

        Company Response: The Company has revised its disclosure on page 23 in light of the Staff's comment. With respect to warrants issued pursuant to the agreement, the Company has issued a warrant to purchase 300,000 shares of WorldGate common stock, which the Company issued simultaneously with the execution of the agreement in April 2004, and a second warrant for 300,000 shares issued upon the delivery to Motorola of acceptable prototypes for the product. These are the warrants described as being issued in April and September of 2004 and they are the only warrants issued to Motorola to date.

Intellectual Property page 25

26.
Please indicate whether you hold any granted patents.

        Company Response: The Company has revised its disclosure on page 25 in light of the Staff's comment.

Compensation of Directors. page 30

27.
We note your reference to a "new director plan." Confirm in your response letter that you intend on filing this plan pursuant to Item 601(b)(ii)(A) of Regulation S-B or tell us why you believe it does not need to be filed.

        Company Response: This reference was intended to mean the Company's 2003 Equity Incentive Plan, which has been filed previously by the Company. The Company has revised its disclosure on page 30 to clarify this reference.

Consolidated Financial Statements as of- and for the Years Ending December 31, 2004 and 2003

28.
Please disclose the as of and year ending dates on the consolidated balance sheet, statements of operations, and consolidated statements of cash flows.

        Company Response: The Company has revised its disclosure to indicate the year ending dates on the consolidated balance sheet, statements of operations, and consolidated statements of cash flows, each in light of the Staff's comment.

Note 2—Summary of Significant Accounting Policies, page F-7

Accounting for Preferred Shares, page, F-l0

29.
Please provide a more complete explanation of the accounting method and policy selected for the redeemable preferred stocks. Also, it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital. See Accounting Series Release No. 268.

        Company Response: The Company has revised its disclosure in footnote 2 in light of the Staff's comment.

Accounting for Preferred Shares. page F—I0

30.
In regard to the redeemable preferred shares' attached warrants and conversion feature, please expand your description of accounting policies used for derivative financial instruments and the methods of applying those policies that materially affect the determination of financial position, cash flows, or results of operation. This description should include, to the extent material, each of the following items:

•
A discussion of each method used to account for derivative financial instruments;

•
The types of derivative financial instruments accounted for under each method; and

  •
  The criteria required to be met for each accounting method used.

        See Rule 4-08(n) of Regulation S-X.

        Company Response: The Company has revised its disclosure in footnote 2 in light of the Staff's comment.

31.
In addition, please advise us in detail, including a description of the material terms of each instrument, the GAAP literature relied upon by management as a basis for your accounting policies, and an explanation of how you are applying this literature. Explain to us your consideration of the guidance in EITF Issue No. 00-19.

        Company Response: In June 2004, WorldGate completed a private placement of redeemable preferred stock. The Series A Convertible Preferred Stock has attached warrants and conversion options. Specifically, the holders of the Preferred Stock may convert their shares into our common stock at a conversion price of $2.35 per share. In addition the Company may force conversion of the Preferred Stock into common stock if the Company achieves certain price targets for its common stock and satisfaction of certain other conditions, such as the existence of an effective registration statement. In either event the conversion price is subject to adjustment in the event the Company enters into another transaction which is dilutive to the subject transaction. As part of this transaction, the Company has also issued five-year warrants to purchase 1.6 million shares of the Company's common stock, one-half of the warrants at an exercise price of $2.69 per share and the remaining half at an exercise price of $3.14 per share. The preferred stock has a dividend rate of 5% per annum, payable quarterly, either by cash or through the issuance of common stock at the Company's option. The Preferred Stock has a staged maturity over three years and may be redeemed at maturity in cash or, subject to certain conditions, through the issuance of an indeterminable number of shares of common stock, at the Company's option (with stock payments being made at the then current market price).

        EITF Issue D-98, paragraph 4, states that Rule 5.02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be recorded as a liability outside of permanent equity. Such events as a potential failure in the Company's ability to maintain an effective registration statement are not solely within the Company's control and accordingly certain elements of the securities issued pursuant to the private placements have been recorded as liabilities. The value ascribed to the redeemable preferred stock upon initial issuance, i.e. at June 23, 2004, was the amount received in the transaction minus the value ascribed to the conversion option and warrants.     This initial value of the redeemable preferred stock is accreted up to the redemption value (the amount received in the transaction) over the future relevant periods using the interest method. The conversion options and warrants are considered embedded derivative instruments under SFAS No. 133, paragraph 11a. In accordance with EITF Issue 00-19, paragraph 8, and EITF Issue No. 00-27, Issue Summary No. 1, paragraph 5, these conversion options and warrants do not meet the paragraph 11(a) exclusion of SFAS No. 133, and are therefore classified as liabilities. In accordance with EITF Issue D-98, the Company identifies and measures these derivatives under the fair value method at the end of each quarter, and their value is marked to market at the end of each reporting period with the gain or loss recognition recorded against earnings in accordance with paragraph 16 of SFAS No. 133. The Company continues to revalue these instruments each quarter to reflect their current value in light of the current market price of our common stock. The warrants and conversion options are valued using the Black-Scholes valuation model.

Note 8—Stockholders' Equity, page F-15

Redeemable Preferred Stock, page F-15

32.
Please tell us in your response letter the methods and significant assumptions used to estimate the relative fair values of the conversion feature and warrants attached to the redeemable preferred stock.

        Company Response: Actual period close common stock prices, applicable volatility rates, and the period close risk-free interest rate for the instrument's expected remaining life (continuously compounded), are the key assumptions used in the valuation calculation. Also, it is important to note that this periodic marked to market addition to or deduction from earnings has no cash effect over the life of the instruments, with the cumulative non-cash mark-to-market adjustments of gains and losses offsetting and netting to $0.

33.
Similarly, for derivative instruments not designated as hedging instruments, as your attached warrants and conversion feature appear to be, please disclose your objectives for issuing or holding these instruments, the context needed to understand those objectives, your strategies for achieving those objectives and the purpose of the derivative activity. Also provide qualitative disclosures about your objectives and strategies for using derivative instruments. These disclosures may be more meaningful if such objectives and strategies are described in the context of an entity's overall risk management profile. See paragraph 44 of SFAS 133.

        Company Response: Although the conversion options and warrants are considered embedded instruments under SFAS No. 133, paragraph 11a, these conversion options and warrants are conventional elements of financing transactions and were necessary to obtain critical funding needed by the Company. They are not hedging instruments. The risks inherent in the conversion options is the dilution to shareholders upon the conversion of preferred shares if conversion and/or redemption is made in shares of common stock or in the reduction of cash available to the Company if the conversion and/or redemption of the preferred shares are made in cash. Similarly, the exercise of warrants and the resulting issuance of stock could also result in additional dilution to shareholders. This dilution was necessary to obtaining the funding required by the Company to continue operations.

Financials for the Quarter Ended March 31, 2005, page F-24

34.
The disclosures required by Statement 133 must be presented for every reporting period (interim and annual) in which a complete set of financial statements is presented. Accordingly, please provide all disclosures required by Statement 133.

        Company Response: The Company has revised its disclosure to include the following comments and this disclosure will be included in all future reporting periods in which a complete set of financial statements is presented.

        In June 2004, WorldGate completed a private placement of redeemable Series A Preferred Stock. The Series A Convertible Preferred Stock has attached warrants and conversion options. Specifically, the holders of the Series A Preferred Stock may convert their Series A Preferred shares into common shares at a conversion price of $2.35 per share.

        In addition the Company may force conversion of the Preferred Stock into common stock if the Company achieves certain price targets for its common stock and satisfaction of certain other conditions, such as the existence of an effective registration statement. In either event the conversion price is subject to adjustment in the event the Company enters into another transaction which is dilutive to the subject transaction. As part of this transaction, the Company has also issued five-year warrants to purchase 1.6 million shares of the Company's common stock, one-half of the warrants at an exercise price of $2.69 per share and the remaining half at an exercise price of $3.14 per share. The preferred stock has a dividend rate of 5% per annum, payable quarterly, either by cash or through the issuance of common stock at the Company's option. The Preferred Stock has a staged maturity over three years with one-third of the preferred stock to be redeemed after 18 months, one-third after 24 months and one-third after 36 months, and may be redeemed at maturity in cash or, subject to certain conditions, through the issuance of an indeterminable number of shares of common stock, at the Company's option (with stock payments being made at the then current market price). At August 16, 2005 of the 7,550 preferred shares issued under this private placement, all but 1,000 shares have been redeemed. Of the 6,550 preferred shares which were converted, 1,425 shares were converted subsequent to June 30, 2005.

        EITF Issue D-98, paragraph 4, states that Rule 5.02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be recorded as a liability outside of permanent equity. Such events as a potential failure in the Company's ability to maintain an effective registration statement are not solely within the Company's control and accordingly certain elements of the securities issued pursuant to the private placement have been recorded as liabilities. The value ascribed to the redeemable preferred stock upon initial issuance, i.e. at June 23, 2004, was the amount received in the transaction minus the value ascribed to the conversion option and warrants.     This initial value of the redeemable preferred stock is accreted up to the redemption value (the amount received in the transaction) over the future relevant periods using the interest method.

        The conversion options and warrants are considered embedded derivative instruments under SFAS No. 133, paragraph 11a. In accordance with EITF Issue 00-19, paragraph 8, and EITF Issue No. 00-27, Issue Summary Number 1, paragraph 5, these conversion options and warrants do not meet the paragraph 11(a) exclusion of SFAS No. 133 and are therefore classified as liabilities. In accordance with EITF Issue D-98, the company identifies and measures these derivatives under the fair value method at the end of each quarter, and their value is marked to market at the end of each reporting period with the gain or loss recognition recorded against earnings in accordance with paragraph 16 of SFAS No. 133. We continue to revalue these instruments each quarter to reflect their current value in light of the current market price of our common stock. The warrants and conversion options are valued using the Black-Scholes valuation model. Actual period close common stock prices, applicable volatility rates, and the period close risk-free interest rate for the instrument's expected remaining life (continuously compounded), are the key assumptions used in the valuation calculation. The WorldGate share price changed from $4.99 per share at the end of December 31, 2004 to $3.90 as of March 31, 2005, making the embedded warrants and preferred stock conversion elements less valuable, and therefore less costly, relative to their strike price. The result was the $5.2 million non cash gain for the quarter. Similarly the WorldGate share price changed from $3.90 per share as of March 31, 2005 to $3.24 per share at June 30, 2005 making the embedded warrants and preferred stock conversion elements less valuable, and therefore less costly, relative to their strike price. The result was the $2.5 million non cash gain for the quarter ended June 30, 2005.

        It is important to note that this periodic marked to market addition to or deduction from earnings has no cash effect over the life of the instruments, with the cumulative non-cash mark-to-market adjustments of gains and losses offsetting and netting to $0. These instruments are conventional elements of financing transactions and were not intended to be, nor are they, hedging instruments. The preferred stock and warrants are convertible or exercisable at fixed prices and therefore there is no market risk associated with these instruments.

Item 28. Undertakings. page II-5

35.
You are not offering securities to existing holders under warrants or rights nor are you reoffering to the public any securities not taken by security holders; therefore, please remove the Item 512(b) of Regulation S-B undertaking, or advise us otherwise in your response letter.

        Company Response: The Company has revised its disclosure on page II-5 in light of the Staff's comment.

Exhibit Index

36.
Please revise your exhibit index so that you refer to the appropriate filings for purposes of incorporation by reference. As only one example, we note your certificate of designations was not filed with your September 30, 2004 proxy statement and your September 2, 2004 amendment to securities purchase agreement and warrants was not filed with your September 30, 2004 Form 10-Q.

        Company Response: The Company has revised its exhibit index in light of the Staff's comment.

Exhibits

37.
We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VII.A14 of the November 14, 2000 edition of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline.

        Company Response: The reference to "General Corporation Law of the State of Delaware" concurs with the Staff's understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

38.
It appears that your Mototech agreement may have been filed in preliminary form, as you indicate a few of the exhibits will be inserted. Please file the agreement in final form. See Item 601 of Regulation S-B.

        Company Response: Certain exhibits to the Mototech agreement have not been formalized. The Company will file the agreement in final form at such time as the remaining agreements may be finalized.

Form 10-KSB for the fiscal year ended December 31, 2004

General

39.
Please revise your Form 10-KSB for the year ended December 31, 2004 to comply with the comments above, as applicable.

        Company Response: The Company has amended its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005 to comply with the comments above, as applicable.

Item 9A. Controls and Procedures, page 28

40.
We note the phrase "[w]ith the exception of this condition" where you relay your certifying officers' conclusions about the effectiveness of your disclosure controls and procedures. Please amend your disclosure to definitively conclude whether or not your disclosure controls and procedures were effective, without qualification. If you conclude that they were effective, include disclosure explaining why your material weakness did not affect the officers' ability to conclude that your disclosure controls and procedures were effective. Please also address this comment with respect to your qualifying disclosure in your March 31, 2005 Form 10-Q. See Question 5 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http:/www.sec.gov/info/accountants/controlfaq1004.htm.

        Company Response: The Company has amended its disclosure in light of the Staff's comment to indicate that the Company's disclosure controls and procedures were not effective as a result of the material weakness identified.

41.
It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of "disclosure controls and procedures" because you chose to pair your conclusions with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure here, and in your March 31, 2005 Form 10-QSB, to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

        Company Response: The Company has amended its disclosure in light of the Staff's comment.

Exhibits 31.1 and 31.2

42.
Paragraph 4(c) of your officers' certifications does not include the entire phrase "internal control over financial reporting" in accordance with the form in Item 601(b)(31). As a result, it is not apparent whether your officers considered your internal control over financial reporting in making their conclusion about changes. Please amend your Form 10-KSB and March 31, 2005 Form 10-QSB to provide Rule 13a 14(a) certifications that conform exactly to the form provided in Item 601(b)(31). Note that you must amend your Form 10-KSB and Form 10-QSB in their entirety when you provide your new certifications.

        Company Response: The Company has amended its Form 10-K and March 31, 2005 Form 10-Q to provide Rule 13a 14(a) certifications that conform exactly to the form provided in Item 601(b)(31).

*        *        *

        Please direct any questions with respect to the comments addressed above to the undersigned at 610-993-2233

Sincerely yours,
Walter J. Mostek, Jr.

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